May 31, 2019

VIA EDGAR

SECURITIES AND EXCHANGE COMMISSION

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Dear Sirs/Mesdames:

Re:	Mercer International Inc.

Registration Statement on Form S-4

Filed on the Date Hereof

In connection with the offer (the “Exchange Offer”) by Mercer International Inc., a Washington corporation (the “Company”), to exchange 7.375% Senior Notes due 2025 (the “New Notes”), such New Notes to be registered under the Securities Act of 1933, as amended (the “Securities Act”), for any and all of its outstanding 7.375% Senior Notes due 2025 (the “Old Notes”), $350,000,000 aggregate principal amount of which were issued on December 7, 2018, the Company hereby represents and warrants to the staff of the U.S. Securities and Exchange Commission (the “Staff”) as follows:

1.

The Company is registering the New Notes through a Registration Statement on Form S-4 (the “Registration Statement”) in reliance on the Staff’s position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (publicly available May 13, 1988) (the “Exxon Capital Letter”), Morgan Stanley & Co. Inc., SEC No-Action Letter (publicly available June 5, 1991) (the “Morgan Stanley Letter”), Shearman & Sterling, SEC No-Action Letter (publicly available July 2, 1993) (the “Shearman & Sterling Letter”) and other interpretive letters to similar effect.

2.

The Company has not entered into any arrangement or understanding with any person to distribute the New Notes to be received in the Exchange Offer and, to the best of the Company’s information and belief, each person participating in the Exchange Offer is acquiring the New Notes in the ordinary course of its business and has no arrangement or understanding with any person to participate in the distribution of the New Notes to be received in the Exchange Offer.

Mercer International Inc.	www.mercerint.com

Corporate Office: Suite 1120, 700 West Pender Street,	Registered Office: 14900 Interurban Avenue South, Suite 282

Vancouver, BC, V6C 1G8, Canada	604 684 1099	Seattle, Washington, USA 98168	206 674 4639

May 31, 2019

3.

In this regard, the Company will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus or otherwise) that if such person is participating in the Exchange Offer for the purpose of distributing New Notes to be acquired in the Exchange Offer, such person (a) may not rely on the Staff’s position enunciated in the Exxon Capital Letter, the Morgan Stanley Letter, the Shearman & Sterling Letter or interpretive letters to similar effect and (b) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction. The Company acknowledges that such a secondary resale transaction by such person participating in the Exchange Offer for the purpose of distributing the New Notes should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K under the Securities Act.

4.

With respect to any broker-dealer who holds Old Notes acquired for its own account as a result of market-making activities or other trading activities and who receives New Notes in exchange for such Old Notes pursuant to the Exchange Offer, neither the Company nor any of its affiliates has entered into any arrangement or understanding with such broker-dealer to distribute the New Notes.

5.

The Company will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus or otherwise) that any broker-dealer who holds Old Notes acquired for its own account as a result of market-making activities or other trading activities, and who receives New Notes in exchange for such Old Notes pursuant to the Exchange Offer, (a) may be a statutory underwriter and (b) must deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such New Notes, which may be the prospectus for the Exchange Offer, so long as it contains a plan of distribution with respect to such resale transactions (such plan of distribution need not name the broker-dealer or disclose the amount of New Notes held by the broker-dealer), and that, by delivering such prospectus, such broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

6.

The Company will also require each exchange offeree, in order to participate in the Exchange Offer, to (a) if the exchange offeree is not a broker-dealer, acknowledge that by tendering the Old Notes in the Exchange Offer, such person will be deemed to represent that such person is not engaged in, and does not intend to engage in, a distribution of the New Notes and (b) if the exchange offeree is a broker-dealer holding Old Notes acquired for its own account as a result of market-making activities or other trading activities, acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of the

Mercer International Inc.	www.mercerint.com

Corporate Office: Suite 1120, 700 West Pender Street,	Registered Office: 14900 Interurban Avenue South, Suite 282

Vancouver, BC, V6C 1G8, Canada	604 684 1099	Seattle, Washington, USA 98168	206 674 4639

May 31, 2019

New Notes received in respect of such Old Notes pursuant to the Exchange Offer. The Letter of Transmittal or similar documentation will also contain a statement to the effect that, by delivering such a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

7.

The Company will commence the Exchange Offer for the Old Notes when the Registration Statement is declared effective by the Securities and Exchange Commission. The Exchange Offer will remain in effect for a limited time and will not require the Company to maintain an “evergreen” registration statement. The Exchange Offer will be conducted by the Company in compliance with the Securities Exchange Act of 1934, as amended, and any applicable rules and regulations thereunder.

[Signature Page Follows]

Mercer International Inc.	www.mercerint.com

Corporate Office: Suite 1120, 700 West Pender Street,	Registered Office: 14900 Interurban Avenue South, Suite 282

Vancouver, BC, V6C 1G8, Canada	604 684 1099	Seattle, Washington, USA 98168	206 674 4639

May 31, 2019

Yours truly,

MERCER INTERNATIONAL INC.

/s/ David Ure

David Ure
Chief Financial Officer

cc.	H.S. Sangra, Sangra Moller LLP

Rod Talaifar, Sangra Moller LLP

Mercer International Inc.	www.mercerint.com

Corporate Office: Suite 1120, 700 West Pender Street,	Registered Office: 14900 Interurban Avenue South, Suite 282

Vancouver, BC, V6C 1G8, Canada	604 684 1099	Seattle, Washington, USA 98168	206 674 4639